UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

inContact, Inc.

(Name of Issuer)

Common Stock, par value of US$0.0001 per share

(Title of Class of Securities)

45336E109

(CUSIP Number)

Stephen Juge

Enterprise Networks Holdings, Inc.

50 Minuteman Road

Andover, MA 01810

Telephone: (978) 684-1054

With a copy to:

Martin Korman

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 45336E109

1.	Names of Reporting Persons. Enterprise Networks Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45336E109

1.	Names of Reporting Persons. Enterprise Networks Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 amends the Schedule 13D originally filed jointly on June 24, 2011 (the “Original Schedule 13D”) on behalf of Enterprise Networks Holdings, Inc., a Delaware corporation (“ENH”) and Enterprise Networks Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (“EBV” and together with ENH, the “Reporting Persons”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item Item 4 is hereby amended to include the following:

On May 22, 2013, inContact, Inc., a Delaware corporation (the “Issuer”), Piper Jaffray & Co. ( “Piper Jaffray”) and ENH entered into a purchase agreement (the “Purchase Agreement”) relating to the sale by ENH of 6,396,389 shares (the “Shares”) of the Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer to Piper Jaffray as sole underwriter at a price of $6.80 per share. The Purchase Agreement contains customary representations, warranties, covenants and agreements by the Company and ENH and indemnification obligations of the Company, ENH, and Piper Jaffray, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. On May 29, 2013, the transactions contemplated by the Purchase Agreement were completed, including the sale and transfer of the Shares to Piper Jaffray by ENH, all as pursuant to the terms of the Purchase Agreement.

The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 4 to this Amendment No. 1 and is incorporated herein by reference.

Additionally, on February 13, 2013, the Reporting Persons sold 492,053 shares of Common Stock to the Issuer at a price of $5.55 per share.

As a result of the foregoing, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Except as described in this Item 4 of this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)

As of May 29, 2013, the Reporting Persons ceased to be beneficial owners of shares of Common Stock.

(c)

Aside from the sale of 492,053 shares of Common Stock to the Issuer at a price of $5.55on February 13, 2013 and the disposition of 6,396,389 shares of Common stock as described in Item 4 above, there have been no transactions in the Common Stock by the Reporting Persons during the past sixty days.

(d)

Not applicable.

(e)

On May 29, 2013, each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

The information disclosed in Item 4 above is incorporated herein by reference.

Other than as described herein, the Reporting Persons are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 4: Purchase Agreement by and among inContact, Inc., Piper Jaffray & Co. and Enterprise Networks Holdings, Inc. (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, Commission File No. 001-33762, filed May 24, 2013)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2013

ENTERPRISE NETWORKS HOLDINGS, INC.

By:	/s/ Stephen Juge
Name: Stephen Juge
Title: President

ENTERPRISE NETWORKS HOLDINGS B.V.

By:	/s/ Stephen Juge
Name: Stephen Juge
Title: Duly authorized

By:	/s/ Mark Greenquist
Name: Mark Greenquist
Title: Duly authorized